SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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INSTEEL INDUSTRIES, INC.

(Name of Issuer)

______________

Common Stock, no par value per share

(Title of Class of Securities)

45774W108

(CUSIP Number)

H. O. Woltz, III

1373 Boggs Drive

Mount Airy, NC 27030

Telephone No. 336-786-2141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2016

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐¤

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45774W108

1.	NAMES OF REPORTING PERSONS Howard O. Woltz, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 497,350
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 228,468
	9.	SOLE DISPOSITIVE POWER 497,350
	10.	SHARED DISPOSITIVE POWER 228,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,818
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 18,975,641 shares of Common Stock outstanding as of September 14, 2016, and 22,806 shares of Common Stock subject to options deemed to be beneficially owned by Mr. Woltz pursuant to Exchange Act Rule 13d-3, as of the date hereof.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on January 9, 2012 (the “Schedule 13D”) with the Securities and Exchange Commission by Howard O. Woltz, III relating to the common stock, no par value per share (the “Common Stock”), of Insteel Industries, Inc., a North Carolina corporation (“Insteel” or the “Issuer”). The Issuer’s business address is 1373 Boggs Drive, Mount Airy, NC 27030. This Amendment is the final amendment to the Schedule 13D and is an exit filing for Mr. Woltz. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

At March 8, 2016, the date Mr. Woltz’s beneficial ownership of Common Stock reached 4.9%, a 1% decrease from that previously reported on the Schedule 13D, Mr. Woltz had (i) sole voting and dispositive power with respect to 567,770 shares of Common Stock owned directly and (ii) sole or shared voting and dispositive power with respect to 356,998 shares of Common Stock held in various trusts for which Mr. Woltz served as trustee or co-trustee.

Mr. Woltz now has (i) sole voting and dispositive power with respect to 497,350 shares of Common Stock owned directly and (ii) sole or shared voting and dispositive power with respect to 228,468 shares of Common Stock held in various trusts for which Mr. Woltz serves as trustee or co-trustee.

The shares referred to in clauses (i) and (ii) in each of the two immediately preceding paragraphs were purchased with personal funds, received via gift, via inheritance, or obtained through the exercise of stock options.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)            At March 8, 2016 Mr. Woltz beneficially owned 924,768 shares of Common Stock, constituting 4.9% of such shares outstanding. Mr. Woltz now beneficially owns 725,818 shares of Common Stock, constituting 3.8% of such shares outstanding.

(b)           As of March 8, 2016: Number of shares of Common Stock of the Issuer as to which Mr. Woltz had:

(i)	sole power to vote or to direct the vote — 567,770 (1)

(ii)	shared power to vote or to direct the vote — 356,998(2)

(iii)	sole power to dispose of or to direct the disposition of — 567,770 (1)

(iv)	shared power to dispose of or to direct the disposition — 356,998(2)

Number of shares of Common Stock of the Issuer as to which Mr. Woltz now has:

(i)	sole power to vote or to direct the vote — 497,350 (3)

(ii)	shared power to vote or to direct the vote — 228,468 (4)

(iii)	sole power to dispose of or to direct the disposition of — 497,350(3)

(iv)	shared power to dispose of or to direct the disposition — 228,468 (4)

(1)	Includes 98,437 shares subject to options owned by Mr. Woltz which were exercisable within 60 days after March 8, 2016.
(2)	This number represents shares of Common Stock held in various trusts for which Mr. Woltz served as co-trustee.
(3)	Includes 22,806 shares subject to options owned by Mr. Woltz which are exercisable within the next 60 days.
(4)	These shares are held in various trusts for which Mr. Woltz serves as co-trustee.

(c)	Other than as set forth in Exhibit A, Mr. Woltz did not engage in any transactions in the Common Stock in the 60 days prior to March 8, 2016 or in the past 60 days.

(d)	Not applicable.

(e)	Mr. Woltz ceased to be the beneficial owner of more than 5% of the Common Stock on March 8, 2016. On March 8, 2016, Mr. Woltz was the beneficial owner of 4.9% of the Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
Exhibit A	Schedule of transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2016

/s/ Howard O. Woltz, III
Howard O. Woltz, III

EXHIBIT A

Schedule of Transactions for the

60 Days Prior to March 8, 2016 and the

60 Days Prior to September 15, 2016

Date of Transaction	Transaction	Number of Shares	Average Price ($)
2/12/2016	Vesting of RSUs*	6,306	N/A
3/3/2016	Open-Market Sell	34,449	26.30
3/4/2016	Open-Market Sell	41,753	26.142
3/7/2016	Open-Market Sell	31,861	26.11
3/8/2016	Open-Market Sell	24,785	26.276
7/15/2016	Gift (disposition)	1,850	0
8/12/2016	Vesting of RSUs*	4,752	N/A
8/12/2016	Option Exercise	2,123	20.26
8/30/2016	Open-Market Sell	20,000	34.468
9/1/2016	Open-Market Sell	15,000	33.143

*Net of shares surrendered for taxes